November 12, 2004

Michael Clampitt, Esquire

Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 0408

450 Fifth Street NW

Washington, DC 20549

RE:	SFSB, Inc.
Registration Statement on Form SB-2
Registration No. 333-119128

Dear Mr. Clampitt:

On behalf of SFSB, Inc., we have transmitted for filing via EDGAR Amendment No. 2 to the referenced registration statement. Set forth below are responses on behalf of SFSB, Inc. to the comments included in your letter dated November 10, 2004 to Philip E. Logan, President of SFSB, Inc. The paragraph numbers below correspond to the paragraph numbers in your letter. Unless otherwise indicated, the page numbers referenced in our response refer to the page numbers in the copy of the prospectus that we filed via Edgar.

1. We have revised the footnote under the heading “Allowance for Loan Losses” in Note 1 to the Financial Statements on pages F-8 and F-9 to describe more clearly how Slavie Federal Savings Bank determines the amount of each portion of the allowance for loan losses.

2. We have revised footnotes 2, 3 and 6 to the pro forma information under the caption “Pro Forma Data” on pages 35-36 to indicate the number of shares to be purchased by the employee stock ownership plan and to be reserved for issuance under the recognition and retention plan and the stock option plan in the reorganization (which includes shares to be issued to Slavie Bancorp, MHC) and in the offering (which does not includes shares to be issued to Slavie Bancorp, MHC). We have rechecked all calculations in the pro forma table and believe them to be accurate.

We have made similar clarifying changes to footnote 3 to the regulatory capital compliance table under the caption “Regulatory Capital Compliance” on page 29, and to footnotes 5 and 6 of the pro forma capitalization table under the caption “Our Capitalization” on pages 30-31.

Michael Clampitt, Esquire

November 12, 2004

3. We have revised the disclosure in the section “Liquidity Management” under the caption “Management’s Discussion and Analysis of Financial Condition and Results of Operations” on page 51 to clarify the explanation of the changes in deposit flows during the periods presented and how the changes relate to interest paid on deposit accounts.

We have also revised the disclosure in the section “Liquidity Management” under the caption “Management’s Discussion and Analysis of Financial Condition and Results of Operations” on page 50 to quantify the amount of securities in an unrealized loss position, that management has the intent and ability to hold these securities until recovery or maturity and that, therefore, the securities do not constitute an additional source of liquidity.

4. We have added a new Note 18 to the Financial Statements on page F-28 titled “Ground Rents” to further describe transactions in the ground rent portfolio for the periods presented. We have also added additional disclosure regarding the sale of the ground rent portfolio under the heading “Other Income” in the “Comparison of Operating Results for the Six Months Ended June 30, 2004 and 2003” under the caption “Management’s Discussion and Analysis of Financial Condition and Results of Operations on page 46.

5. We have added additional disclosure to Note 6 to the Financial Statements on page F-17 to indicate that Slavie Federal Savings Bank did not sell any loans or participations in loans, including sales of loans in the secondary market, during the six months ended June 30, 2004 and 2003 or during the year ended December 31, 2003 or 2004. The additional disclosure also states that Slavie Federal Savings Bank’s involvement in loan participations has been limited to purchases.

We have also revised the existing disclosure and have added additional disclosure in the section “Liquidity Management” under the caption “Management’s Discussion and Analysis of Financial Condition and Results of Operations” on page 50 to discuss the potential impact on liquidity as a result of Slavie Federal Savings Bank’s anticipated secondary market loan sales and the level of loans expected to be sold in future periods.

Michael Clampitt, Esquire

November 12, 2004

We trust that the foregoing is responsive to your comments and look forward to hearing from you or your staff concerning this amendment. We will provide David Lyon with a facsimile indicating the changes to the prospectus from amendment number 1 to amendment number 2.

Very truly yours,

/s/ Kenneth B. Abel

Kenneth B. Abel

Enclosure

cc (w/o enclosures):

David Lyon, Esq. (SEC)

Diane San Pedro, CPA (SEC)

Kevin Vaughn, CPA (SEC)

Philip Logan (SFSB, Inc.)

David Flair, CPA (Beard Miller Company LLP)

Frank C. Bonaventure, Jr., Esq. (Ober, Kaler)